UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF AUGUST 2020

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

65, Euljiro, Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐                    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Decision to Enter into Share Repurchase Agreement

On August 27, 2020, the board of directors of SK Telecom Co., Ltd. (the “Company”) approved the Company’s entry into a share repurchase agreement (the “Agreement”) with SK Securities Co., Ltd. (“SK Securities”) pursuant to which the Company will engage SK Securities to effect repurchases of common shares of the Company.

1. Amount of Agreement (Won)			500,000,000,000
2. Agreement Period		From	August 28, 2020
		To	August 27, 2021
3. Purpose of Agreement			Enhancement of shareholder value through stabilization of stock price
4. Counterparty			SK Securities
5. Expected Date of Execution			August 28, 2020
6. Treasury Shares Held Prior to Agreement	Acquisition within Limit Based on Maximum Amount of Dividends Payable	Common shares	7,609,263	Ratio (%)	9.4
		Preferred shares	—	Ratio (%)	—
	Other Acquisition	Common shares	—	Ratio (%)	—
		Preferred shares	—	Ratio (%)	—
7. Date of Resolution by the Board of Directors			August 27, 2020
- Attendance of Outside Directors		Present	5
		Absent	—
- Attendance of Auditors (Audit Committee Members who are not Outside Directors)			—
8. Investment Brokerage Agent			SK Securities

9. Other Matters Relating to an Investment Decision

【Maximum Share Repurchase Amount】

Item		Amount (Won)
1. Maximum Amount of Dividends Payable as of December 31, 2019 under the Korean Commercial Code(1)	A. Net assets	17,389,738,915,635
	B. Amount of capital	44,639,473,000
	C. Sum of capital reserve and earned surplus reserve accumulated as of December 31, 2019(2)	3,469,898,857,643
	D. Unrealized profits determined by Presidential Decree under the Korean Commercial Code	20,602,144,094
	Subtotal (A–B–C–D)	13,854,598,440,898
2. Amount of share repurchase after December 31, 2019		—
3. Amount of dividends approved by general meeting of shareholders after December 31, 2019 and related earned surplus reserves		658,228,032,000

Item	Amount (Won)
4. Amount of quarterly and interim dividends approved by board of directors after December 31, 2019 and related earned surplus reserves	73,136,448,000
5. Amount subject to a trust agreement	—
6. Acquisition price of treasury shares disposed after December 31, 2019 (applying moving average method)	—
Maximum share repurchase amount (1–2–3–4–5+6)	13,123,233,960,898

(1) On a separate basis

(2) Includes hybrid bonds and gains from disposal of treasury shares

【Treasury Shares Held Prior to Execution of Agreement】

(Unit: shares)

Change
Method of acquisition			Type of shares	Beginning	Acquired (+)	Disposed (–)	Cancelled (–)	End	Notes
Acquisition within limit based on maximum amount of dividends payable	Direct acquisition	Direct acquisition through stock exchange	Common shares	7,609,263	—	—	—	7,609,263	—
			Preferred shares	—	—	—	—	—	—
		Over-the-counter acquisition	Common shares	—	—	—	—	—	—
			Preferred shares	—	—	—	—	—	—
		Tender offer	Common shares	—	—	—	—	—	—
			Preferred shares	—	—	—	—	—	—
		Subtotal (a)	Common shares	7,609,263	—	—	—	7,609,263	—
			Preferred shares	—	—	—	—	—	—
	Acquisition through broker	Held in trust by broker	Common shares	—	—	—	—	—	—
			Preferred shares	—	—	—	—	—	—
		Held by Company	Common shares	—	—	—	—	—	—
			Preferred shares	—	—	—	—	—	—
		Subtotal (b)	Common shares	—	—	—	—	—	—
			Preferred shares	—	—	—	—	—	—
Other acquisition (c)			Common shares	—	—	—	—	—	—

Change
Method of acquisition	Type of shares	Beginning	Acquired (+)	Disposed (–)	Cancelled (–)	End	Notes
	Preferred shares	—	—	—	—	—	—
Total (a+b+c)	Common shares	7,609,263	—	—	—	7,609,263	—
	Preferred shares	—	—	—	—	—	—

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By: /s/ Jung Hwan Choi
(Signature)
Name: Jung Hwan Choi
Title: Senior Vice President

Date: August 28, 2020